DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report

Collection Period Ended   30-Apr-2026

Amounts in USD

Dates

Collection Period No.	25	
Collection Period (from... to)	1-Apr-2026	30-Apr-2026
Determination Date	13-May-2026	
Record Date	14-May-2026	
Distribution Date	15-May-2026	
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2026	15-May-2026	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2026	15-May-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	301,000,000.00	151,376,938.14	129,770,778.71	21,606,159.43	71.781261	0.431132
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**211,326,938.14**	**189,720,778.71**	**21,606,159.43**		
Overcollateralization	74,504,076.37	73,304,491.55	73,641,944.36			
Adjusted Pool Balance	851,454,076.37	284,631,429.69	263,362,723.07			
Yield Supplement Overcollateralization Amount	38,548,423.47	9,133,783.83	8,512,174.52			
Pool Balance	**890,002,499.84**	**293,765,213.52**	**271,874,897.59**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	73,641,944.36	8.65%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.490000%	692,549.49	2.300829	22,298,708.92	74.082089
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**970,317.82**		**22,576,477.25**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	14,661,105.30	(1) Total Servicing Fee	0.00
Interest Collections	1,735,274.95	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,382,882.42	(2) Total Trustee Fees and amounts owed to Asset Representation	0.00
Recoveries	4,750,344.96	Reviewer (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount	970,317.82
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	46,869.62	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**22,576,477.25**	(6) Regular Principal Distributable Amount	21,606,159.43
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**22,576,477.25**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	0.00
		Total Distribution	**22,576,477.25**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	970,317.82	970,317.82	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	692,549.49	692,549.49	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	970,317.82	970,317.82	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	21,606,159.43	21,606,159.43	0.00
Aggregate Principal Distributable Amount	21,606,159.43	21,606,159.43	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,579.39
minus Net Investment Earnings	5,579.39
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,579.39
Net Investment Earnings on the Collection Account	41,290.23
Investment Earnings for the Collection Period	46,869.62

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	293,765,213.52	2,061
Principal Collections	10,984,108.42	
Principal Collections attributable to Full Pay-offs	3,676,996.88	
Principal Purchase Amounts	0.00	
Principal Gross Losses	7,229,210.63	
Pool Balance end of Collection Period	271,874,897.59	1,988
Pool Factor	30.55%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	7.24%
Weighted Average Number of Remaining Payments	42.39	26.21
Weighted Average Seasoning (months)	14.87	36.53

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	257,868,881.49	1,916	94.85%
31-60 Days Delinquent	3,226,257.01	42	1.19%
61-90 Days Delinquent	10,280,173.74	23	3.78%
91-120 Days Delinquent	499,585.35	7	0.18%
Total	271,874,897.59	1,988	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	3.96%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	7,229,210.63	17	58,013,399.44	313
Principal Net Liquidation Proceeds	1,345,526.38		9,066,051.11	
Principal Recoveries	4,708,946.21		18,198,408.98	
Principal Net Loss / (Gain)	1,174,738.04		30,748,939.35	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	4.984%
Prior Collection Period	2.341%
Second Prior Collection Period	1.209%
Third Prior Collection Period	6.623%
Four Month Average	3.789%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.455%
Average Net Credit Loss/(Gain)	98,239.42

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		**Delinquncies**			**Lifetime**
Pd.	**Gross**	**Net**	**31-60**	**61-90**	**91+**	**CPR**
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%
7	0.81%	0.50%	1.35%	0.61%	0.11%	6.68%
8	0.88%	0.54%	1.29%	1.44%	0.05%	6.80%
9	1.08%	0.71%	1.38%	0.53%	0.70%	6.81%
10	1.53%	1.11%	1.36%	1.03%	0.14%	8.54%
11	1.69%	1.16%	0.61%	1.82%	0.18%	8.88%
12	1.75%	1.15%	1.17%	1.21%	0.82%	8.41%
13	1.97%	1.23%	1.16%	0.42%	1.16%	9.82%
14	2.09%	1.10%	1.68%	0.86%	0.77%	9.19%
15	2.54%	1.50%	2.53%	1.08%	0.48%	9.78%
16	2.85%	1.75%	2.59%	2.02%	0.37%	9.97%
17	3.08%	1.92%	2.22%	1.86%	1.02%	11.19%
18	3.46%	2.13%	1.83%	1.67%	1.78%	11.40%
19	4.42%	2.68%	2.14%	0.87%	1.06%	12.47%
20	4.66%	2.78%	3.43%	0.74%	1.16%	12.20%
21	4.99%	3.01%	2.46%	1.96%	1.14%	12.13%
22	5.29%	3.22%	3.60%	2.08%	1.78%	12.43%
23	5.51%	3.26%	2.99%	3.39%	1.69%	12.05%
24	5.71%	3.32%	2.49%	2.78%	2.35%	11.90%
25	6.52%	3.45%	1.19%	3.78%	0.18%	12.76%